Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuPathe, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-169466) of NuPathe, Inc. our report dated March 18, 2011, with respect to the balance sheets of NuPathe, Inc. as of December 31, 2010 and 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2010 and the period from January 7, 2005 (inception) through December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of NuPathe, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 18, 2011